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   FORM 4
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[  ] Check this box if no longer subject to
     Section 16.  Form 4 or Form 5 obligations
     may continue.  See Instruction 1(b)

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(h) of the
                         Investment Company Act of 1940

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1. Name and Address of Reporting Person*    2.   Issuer Name and Ticker or Trading Symbol       6.  Relationship of Reporting
                                                                                                    Person(s) to Issuer
     Bacchi        Robert                             eB2B Commerce, Inc. (EBTB)                    (Check all applicable)
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   (Last)         (First)      (Middle)     3.   I.R.S. Identifica-     4.  Statement for           [ ] Director    [X] 10% Owner
                                                 cation Number              Month/Day/Year          [X] Officer     [ ] Other
         665 Broadway                            of Reporting                                           (give title    (specify
----------------------------------------         Person, if an                 11/12/02                  below)          below)
             (Street)                            entity (voluntary)                                      Chief Operating Officer
                                                                                                         -----------------------
                                                                        ------------------------------------------------------------
   New York       New York     10012                                    5.  If Amendment,       7.  Individual or Joint/Group Filing
----------------------------------------                                    Date of Original        (check applicable line)
   (City)         (State)      (Zip)                                        (Month/Day/Year)
                                                                                                    [X] Form filed by One
                                                                                                        Reporting Person
                                                                                                    [ ] Form filed by More than One
                                                                                                        Reporting Person
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                           Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of   2. Trans-      2A. Deemed        3. Trans-    4. Securities Acquired    5. Amount of   6. Ownership    7. Nature of
   Security      action          Execution        action       (A) or Disposed of (D)    Securities     Form: Direct    Indirect
   (Instr. 3)    Date            Date, if any     Code         (Instr. 3, 4 and 5)       Beneficially   (D) or          Beneficial
                 (Month/Day/     (Month/Day/      (Instr. 8)                             Owned          Indirect (I)    Ownership
                 Year)           Year)                                                   Following      (Instr. 4)      (Instr. 4)
                                                                                         Reported
                                                                                         Transaction(s)
                                                                                         (Instr. 3 and 4)
                                                --------------------------------------
                                                Code    V     Amount   (A) or   Price
                                                                        (D)
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Common Stock,
$.0001 par value   11/12/02         9/1/02        C          111,404      A      (1)       177,404            D
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Common Stock,                                                                                                           By family
$.0001 par value   11/12/02         9/1/02        C           50,000      A      (1)        80,000            I         members
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(1) Acquired as a result of the automatic conversion of an aggregate of 46,000 shares of Series D preferred stock (31,750 shares owned directly and 14,250 shares owned indirectly) which occurred as a result of the filing by the issuer of an amendment to the Series D certificate of designation on November 12, 2002. Each share of Series D preferred stock had a face value of $10.00 and was convertible into 3.5087718 shares of common stock.

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
1.  Title of       2.  Conversion      3.  Transaction       3A.  Deemed          4.  Transaction         5. Number of
    Derivative         or Exercise         Date                   Execution           Code                   Derivative
    Security           Price of            (Month/Day/            Date, if            (Instr. 8)             Securities
    (Instr. 3)         Derivative          Year)                  any (Month/                                Acquired (A) or
                       Security                                   Day/Year)                                  Disposed of (D)
                                                                                                             (Instr. 3, 4 and 5)
                                                                                 ---------------------------------------------------
                                                                                    Code      V                (A)         (D)
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Series D convertible
prefered stock,
$.0001 par value         (1)               11/12/02               9/1/02             C                                   31,750
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Series D convertible
preferred stock,
$.00o1 par value         (1)               11/12/02               9/1/02             C                                   14,250
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6.  Date Exercisable       7. Title and Amount   8.  Price of        9.  Number of           10.  Ownership    11.  Nature of
    and Expiration            of Underlying          Derivative          Derivative               Form of           Indirect
    Date                      Securities             Security            Securities               Derivative        Beneficial
    (Month/Day/               (Instr. 3 and 4)       (Instr. 5)          Beneficially             Security:         Ownership
    Year)                                                                Owned Follow-            Direct (D) or     (Instr. 4)
                                                                         ing Reported             Indirect (I)
                                                                         Transactions(s)          (Instr. 4)
                                                                         (Instr. 4)
--------------------------------------------------
    Date     Expiration     Title       Amount or
Exercisable     Date                    Number of
                                         Shares
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  11/12/02              Common Stock    111,404                             -0-                      D
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                                                                                                                       By family
  11/12/02              Common Stock     50,000                             -0-                      I                 members
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
Explanation of Responses:

(1) Acquired as a result of the automatic conversion of an aggregate of 46,000 shares of Series D preferred stock (31,750 shares owned directly and 14,250 shares owned indirectly) which occurred as a result of the filing by the issuer of an amendment to the Series D certificate of designation on November 12, 2002. Each share of Series D preferred stock had a face value of $10.00 and was convertible into 3.5087718 shares of common stock.


                       /s/ Robert Bacchi                   November 15, 2002
             ----------------------------------------   -----------------------
                **Signature of Reporting Person                  Date
** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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